UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Amendment # 3

Expressions Graphics, Inc.

(Name of small business issuer in its charter)

Nevada	**2752**	**88-0448389**
(State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)

5300 W. Sahara, Suite 101
Las Vegas, Nevada 89146
(888) 809-3446

(Address and telephone number of principal executive offices)

14260 Garden Road, #B-724
Poway, California 92064

(Address of principal place of business or intended principal place of business)

Nevada Corporate Headquarters
5300 W. Sahara, Suite 101
Las Vegas, Nevada 89146
(702) 873-3488

(Name, address, and telephone number of agent for service)

_____

Common Stock: 1,500,000 Shares

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

Expressions Graphics, Inc.

_____

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	1,500,000	$0.05	$75,000	$19.80

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): **Alternative 1; X** ; Alternative 2 ___

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Expressions Graphics, Inc.

_____

Common Stock: 1,500,000 Shares
Offering Price: $ 0.05 Per Share

	Price to Subscribers	**Proceeds to Company**
Per Unit	$ 0.05	$ 0.05
Total	$ 75,000	$ 75,000

The Proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this Offering. See *Use of Proceeds*, *page* 17, for details of expenditures.

Expressions Graphics, Inc. is a "development stage" company.

Expressions Graphics, Inc is offering 1,500,00 shares of Common Stock at a price of $ 0.05 per share. This is a direct public offering conducted by Expressions Graphics. The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

The date of this Offering Prospectus is October 23, 2000

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Expressions Graphics, Inc. may extend this offering for an additional 90 days, solely at the discretion of the company.

This offering is being registered for sale in the State of Nevada pursuant to the
Nevada Revised Statutes Section 90.480 "Registration by Coordination".

This offering is being registered for sale in the State of California pursuant to the
California Corporate Securities Law of 1968 Section 25111 "Registration by Coordination".

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency, nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **See *question #2, page 5,* for the "RISK FACTORS" that management believes present the most substantial risks to an investor in this offering**.

Table of Contents

_____

PART I

Until March 31, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

THIS OFFERING PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Prospectus, together with Financial Statements and
other attachments consists of a total of 78 pages.

IV

Expressions Graphics, Inc.

_____

THE COMPANY

1.   Exact corporate name: Expressions Graphics, Inc.

State and date of incorporation: Nevada; January 13, 2000

Street address of principal office: 5300 W. Sahara, Suite 101
Las Vegas, Nevada 89146

Company telephone number: (888) 809-3446

Fiscal year: December 31

Person(s) to contact at Company with respect to offering: **Frank Drechsler**
Vice President
Expressions Graphics, Inc.
(888) 809-3446

RISK FACTORS

2. Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1. *The company will not be able to implement its business strategy unless sufficient funds are raised in this offering, which could prevent the company from becoming profitable.*
Expressions Graphics, Inc. is a development stage company and is very dependent on the proceeds of this offering in order to implement its business plans. There can be no assurance that Expressions Graphics, Inc. will realize sufficient proceeds to complete organizational and development costs, or to provide adequate cash flow for planned marketing expenses. In such event, growth of the company may be severely retarded. Should the company fail to achieve sufficient sales investors may lose their entire cash investment.

2. *The high level of competition in our market may result in pricing pressures, reduced margins, or the inability of our products to achieve market acceptance.*
Expressions Graphics, Inc. will operate in an extremely competitive market. The graphics market is currently well populated by large businesses, small businesses, as well as home-based operations. Small home-based operations compete favorable because of low start-up and operational costs; while, product line may be limited, at-home spare-time operations can generate sufficient extra-cash income to warrant continued participation. Larger business operations offer a wider product line to compete favorably, and must sustain higher equipment and operational costs to achieve profitable results. The company is attempting to compete by offering the wider product line of larger businesses through its low overhead Internet store. Investors should thoroughly evaluate the business strategies and plans as set forth by Expressions Graphics within this Offering document, to understand whether these plans and strategies are sufficient to compete favorably within such a competitive marketplace. With the absence of any recent operational history, Expressions Graphics, Inc. cannot assure investors that either business strategies or operations will provide sufficient profit margin on our products to achieve profitability.

Expressions Graphics, Inc.

_____

3. *The company will not be able to achieve initial profitability in a reasonable timeframe if management and employees of the company are required to devote substantial time to other interests, in conflict with time required for the interests of the company.*
   The management and employees of Expressions Graphics, Inc. currently devote substantial time to other interests; either individually or through businesses in which they may have an interest, notwithstanding the fact that time may be necessary to the business of Expressions Graphics, Inc. The company does not currently have any full-time employees; each employee maintaining full-time employment elsewhere until Expressions Graphics, Inc. can achieve profitable operations and support full-time employment. As a result, certain conflicts of interest may arise between Expressions Graphics, Inc. and its employees that may not be readily susceptible to resolution, and will be resolved only through the exercise of good judgment, as is consistent with commitment to the development, establishment, and profitability of Expression Graphics, Inc.

4. *The company may not survive early periods of operation due to customer dissatisfaction, unless selected subcontractors provide an acceptable level of quality workmanship and timely product delivery.*
   Expressions Graphics, Inc. will be dependent upon subcontractors for product manufacturing and delivery. Subcontractors will be used to assemble and deliver products, either from materials provided by the subcontractor or provided through Expressions Graphics, Inc. Management cannot verify with complete certainty that selected subcontractors will provide the quality of workmanship and timely delivery needed to ensure total customer satisfaction. Inferior workmanship or late delivery provided through a subcontractor would not adequately satisfy the needs of the customer. Expressions Graphics, Inc. may neither survive initial periods of operation, nor expect recovery because of negative customer reactions. The company current has no informal or formal arrangements or agreements with any subcontractor.

5. *Successful business operations are dependent on the stability, quality, and growth of the Internet industry; change to or in the Internet industry are beyond the company's control, yet adverse changes could impact operations and/or profitability.*
   Expressions Graphics, Inc. business will be influenced by the rate of use and expansion in the Internet industry. Revenues could be adversely impacted if Internet usage does not continue to grow. Possible factors which could adversely impact Internet usage might include, for example, stability and regulation. Stability; includes security of customer information and transactions, and controls to insure Internet stability where viruses or computer hacking is imposed. Regulation; includes the imposition of sales or other taxes on Internet transactions or usage. Internet commerce is an evolving marketplace with new and unique risks associated with its use. The company will conduct business over the Internet, significant changes in the internet industry will directly effect the company's operations. Increased transactional costs or capital investment in heightened security could adversely effect the company's profitability.

6. *Investors could lose all or a substantial portion of their investment because the Offering price arbitrarily determined by the company has been set too high.*
   The Offering Price of the Common Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. The price has been arbitrarily determined by the Company. Investors could lose all or a part of their investment if the Offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for Expressions Graphics, Inc., the shares will attain market values commensurate with the Offering Price.

Expressions Graphics, Inc.

_____

7. *The company may not realize sufficient proceeds from this Offering to implement its business plans, as the company is offering shares on direct participation basis, rather then using the experience of a dealer-broker.*
Expressions Graphics, Inc. is offering Shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered Shares. No assurance can be given that any or all of the Shares will be sold. The company does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares. A delay in the sale of the shares in this Offering can be expected to cause a similar delay in the implementation of the company's business plan.

8. *Penny Stocks – Investors will be subject to additional disclosure requirements, probable price fluctuations, and the lack of liquid market for securities.*
The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. Expressions Graphics, Inc.'s Common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

9. *Investors will have restricted liquidity of securities in this Offering, as the securities are to be registered in the States of California and Nevada only.*
Expressions Graphics, Inc. will initially register its securities for sale in the States of Nevada and California. The company is considering regional registration in the southwestern states. As the securities will likely not be considered a "covered" security, state registration is required for initial sales from the issuer and resales by investors. Investors wishing to sell their securities to residents of states where the offering has not been registered may only be able to do so if an "exception" to state registration exists. Investors in this Offering must consider that registration of these securities in the State of Nevada and California only, may restrict liquidity of the securities.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Expressions Graphics, Inc. is a Nevada corporation that was formed on January 13, 2000. We intend to market, sell, and distribute an extensive array of graphic media suitable for customer usage in an extensive range of applications. Graphic media may include symbols, logos, pictures, expressions, signs, and business advertisements. Application may include affixing the graphic(s) to cups, drinking

Expressions Graphics, Inc.

_____

glasses, caps and hats, clothing, automobile bumpers, or as free standing signs or business advertisements. A primary service to be made available to the customer will be developing the most appropriate and appealing graphic design from the user's specifications.

Expressions Graphics, Inc. will be an Internet based company. Through Internet communications with our site, customers will be able to choose from a selection of provided products, choose graphic characteristics to be used to modify provided products, or discuss and choose graphics characteristics and media to design and provide customized products for specific applications.

Expressions Graphics, Inc. is in its development stage and has not begun Internet operations. The company currently owns the domain name www.gottosayit.com and the web site is under construction. Expressions Graphics, Inc. will operate exclusively through the www.gottosayit.com web site, and is not conducting business through any store, mail order houses, catalogues, or other similar means which would be external to the web site.

Expressions Graphics, Inc. will provide marketing, sales, pricing and availability services through our Internet location. Order processing will be performed by clerical personnel for provided products or modified provided products. A customer service representative will work with customers desiring customized design and product applications.

Expressions Graphics, Inc. will also market a "Marquee" style banner with letters that can be removed and reapplied. These signs will sell in the three to four hundred dollar price range. This product will be produced for Expressions Graphics, Inc. and held in inventory for direct sales.

(b)   Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state The present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Expressions Graphics, Inc. will provide at our internet site, online catalogs to permit customer selection of available products and graphic characteristics (e.g., pictures, expressions, names, type styles and sizes, colors, etc.) which may be applied to provide a level of customization for these available products. An Expressions Graphics, Inc. customer representative will work with the customer to determine graphic design and characteristics, and media for custom applications.

Materials, production and delivery will be provided through selected suppliers and small businesses (subcontractors). Management will create and maintain a list of material suppliers based upon the quality and availability of goods required for production and delivery. Subcontractors will be selected primarily on the basis of quality of workmanship and timeliness of availability. Subcontractors will also be used where expertise needed to provide the highest quality product may be more readily available through the subcontractor's resources.

Currently, Expressions Graphics, Inc. has no plans to market and produce any products except through subcontractors. The company intends to establish necessary subcontractor relationships and agreements as set forth as early objectives in our business plan (see Business and Properties, Items 4(a) and 4(b)); the company currently has no informal or formal arrangements or agreements with any subcontractor.

Expressions Graphics, Inc.

_____

The company does intend to maintain a selected inventory of available products, and materials comprising such products that can be readily modified and assembled to provide a customized version of the product. Where products are readily available through this inventory, or modifications to inventoried materials can be readily completed, Expressions Graphics, Inc. may perform the final selection or assembly steps needed to produce the desired product. This inventory of selected popular products may be expected to enhance customer satisfaction because of improved product availability.

The web site will allow customers to customize items on their own. Preset templates for customizable products can be filled in using an online library of graphics and fonts. The site will also offer the ability to upload graphics supplied by the customer. Management feels this will be popular with home users wanting to affix family pictures to mugs and T-shirts. This feature which will allow customers to customize products on their own and should generate site traffic and word of mouth advertising.

(c) Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

Expressions Graphics, Inc. intends to market graphics products through the Internet media. The company has not expended any resources to conduct market research, including any industry surveys or reports, or any other third party reports. The management of Expressions Graphics, Inc. considers the graphics market to be well established and particularly popular for home-based or very small businesses. Our company intends to combine the accessibility gained through the Internet, and the availability of selection through small businesses (subcontractors), to provide our customers with improved product selection and availability. Expressions Graphics, Inc. expects to compete very favorable through the coordination and use of graphic products "competitors" as partners or subcontractors to improve customer selection and availability of products. The company has no basis for this expectation, except that existing smaller businesses may see benefit to sales coordination through a centrally available web site.

Product price is expected to be consistent with price currently established in the graphics products market. Expressions Graphics, Inc. will negotiate volume discounts with suppliers and subcontractors when product sales reach sufficient quantities. Selection and availability will be consistently maintained and improved to achieve and increase customer purchase volume. The majority of individual product items, currently or readily available, are expected to be listed at less than $20.00 per unit. These currently or readily available product items which are modified to provide limited customized characteristics may be expected to be available at or near a $30.00 or less per unit level, with availability extended to permit production. Where the customer requests extended or unique graphics design, characteristics, or application, price will be quoted to the individual customer which will include design, materials, and production costs. Volume discounts will be listed in our online catalog. Business signs and/or advertisements, for example, may entail cost/price in the

Expressions Graphics, Inc.

_____

100's or 1000's of dollars, and can only be assessed individually as customer desires and needs are determined.

As management is able to identify popular and profitable product lines the manufacturing and distributing can be internalized. Expressions Graphics, Inc. may develop its own production and fulfillment facilities for the most profitable products or acquire the subcontractor fulfilling those orders. Regardless of the method employed management believes the ability to "test drive" a product line or potential acquisition is a key benefit towards establishing a competitive edge in an industry with relatively low barriers to entry and competitors that are more adequately capitalized.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Expressions Graphics, Inc. intends to utilize the news media and a telemarketing campaign to introduce, gain visibility, and acquire an initial penetration of the graphics media market. The news media will be used to announce the Internet availability of the company's web-site, with an introduction of services and products available, as well as influence access to the web-site for additional choice and information. Telemarketing will be used to reinforce the news media campaign, and provide an opportunity for more detailed marketing to prospective customers (i.e., those with the means to access the Internet). The primary and consistent marketing focus for Expressions Graphics, Inc. will be the internet site, with initial marketing information displayed as the customer accesses the site, with format and instruction to permit access of catalogs, characterization options, and custom application information and direction.

The Company will first utilize the business contacts in the Southern California, Northern California, and the East Coast developed by the company President through his years of experience in the graphics industry. This will provide some initial sales expected to generate profits sufficient for daily operations during the product and web development stage.

Next; a localized marketing approach will be taken. A small regional area will be targeted and monitored in order to develop the marketing model. Then, when the model is producing acceptable levels of return, expanding into selected high density areas before any national campaigns are attempted.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Expressions Graphics, Inc. does not currently have a backlog of written firm orders for products or services as of a recent date, nor does the Company have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

Expressions Graphics, Inc.

_____

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	2	2
Operations	1	2
Clerical	0	1
TOTAL	3	5

NOTE: The current employees are the officers of the company.

None of the Company's employees are subject to collective bargaining agreements.

The Company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The registered office of this corporation is in the State of Nevada. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may determine or the business of the corporation may require. The Company currently rents a small office with available warehousing facilities within the same complex. The rental is at a rate of $175 per month, utilities included. The Company can acquire additional warehousing space as needed in increments as small as 200 square feet.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Expressions Graphics, Inc. does not depend and is not expected to depend, upon patents, copyrights, trade secrets, know-how, or other proprietary information. Expressions Graphics, Inc, has expended no amounts for research and development, nor are any amounts expected to be expended for research and development in the foreseeable future.

Expressions Graphics, Inc.

_____

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Expressions Graphics, Inc. business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. The Company does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of the Company as to material and/or environmental regulation.

Expressions Graphics, Inc may internalize the manufacturing of some products offered. The impact of these operations are unknown at this time, but some regulatory compliance would be expected regarding the chemicals and materials used in the manufacturing of these products.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Expressions Graphics, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

No applicable material mergers or acquisitions have occurred during the period of the Company's existence, incorporated on January 13, 2000, nor are any such mergers, acquisitions, spin-offs, or recapitalizations pending or anticipated. The Company has not undergone any stock split or dividend, of recapitalizations in anticipation of this offering or otherwise.

The Company may identify beneficial acquisitions in the future. However, none have been identified at this time.

Expressions Graphics, Inc.

_____

4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Expressions Graphics, Inc. has no operational history nor profitability to be shown for the prior fiscal year. Management intends accomplishment of the following chronological events to evaluate implementation, operational function, and indicators of profitability as follows the receipt of proceeds from this offering.

Event or Milestone	Manner of Occurrence/ Method of Achievement	Number of Months After Receipt of Proceeds when should be accomplished
Infrastructure setup (Milestone)	Web site development Initial subcontractor selection for targeted product lines.	2 months
Test Sales and Fulfillment (Event)	Test sales developed through President's prime business contacts	3 months
Introduction/Visibility (Event)	News media advertisement and Telemarketing campaign	5 months
Market penetration (Milestone)	Internet site inquiries and limited customer orders received. Order volume to be evaluated. Management evaluation to assess effectiveness of Introduction/Visibility event, complimentary plan, if required, to increase exposure.	6 months
Profitability evaluation (Review)	Management business review; assess profitability, operational and production capacity, supplier and subcontractor performance. Refine business plans as appropriate.	12 months

Expressions Graphics, Inc. will establish initial sales through use of the President's business contacts established through years of experience in the graphics industry. No generalized sales will be processed until business systems have been tested; goal is to prevent any negative initial perception in the market.

Expressions Graphics, Inc. must ensure the success of its Introduction/Visibility Event to have any valid expectations of successful business implementation and resultant profitability. Market penetration must be evaluated and re-evaluated to determine if further introduction and visibility events may be necessary. Although additional accomplishments will be required to support business operations, e.g., supplier and subcontractor acquisition, market penetration sufficient to support base operations remains as the primary necessary accomplishment.

Expressions Graphics, Inc.

_____

4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (*See Question #'s 11 and 12*)

Event or Milestone	Manner of Occurrence/ Method of Achievement	Number of Months After Receipt of Proceeds when should be accomplished
Infrastructure setup	Web site development Initial subcontractor selection	2 months
Test Sales and Fulfillment (Event)	Test sales developed through President's prime business contacts	3 months
Introduction/Visibility (Event)	News media advertisement and Telemarketing campaign	5 months
Market penetration (Milestone)	Internet site queries and customer orders	6 months
Profitability evaluation (Review)	Management business review	12 months

A delay in the completion of infrastructure setup will cause a corresponding delay to all subsequent events. Web site development must be completed before any marketing activities can be initiated; currently, web site development is underway and is expected to be fully completed on schedule. Subcontractor relationships and agreements must be established before product development and deliveries can be achieved; although no agreements, formal or informal, are currently established, preliminary communications and exchanges have been positive. Initial subcontractor selection is expected to be completed on schedule.

Test sales and fulfillment will be developed through the President's prime business contacts, and will constitute a test of the Expressions Graphics, Inc. infrastructure. A delay in the completion of this event will cause a delay in the company's ability to open business to the general public.

The consequence of delays in attaining necessary visibility will be the further expenditure of proceeds to refine and/or enhance, and re-implement an Introduction/Visibility Event. Until such time as necessary exposure is attained to permit sufficient market penetration, proceeds could be fully expended in attempt to gain such necessary exposure. Expressions Graphics, Inc. cannot guarantee that sufficient customers will exist to support business operations, until Introduction/Visibility is performed, and is reasonably successful.

Expressions Graphics, Inc.

_____

The market penetration milestone refers to attaining a sufficient number of site visits and customer orders to warrant Expressions Graphics, Inc. management to consider that necessary visibility to support profitable operations has been achieved. Market penetration will be evaluated using data collected from the web site traffic. The number of overall site visits will be used to determine the effectiveness of marketing efforts designed to direct potential customers to the site. Resulting orders and the number of abandoned orders will be used to evaluate the variety and pricing of products. This milestone will be considered achieved when the number of site visits, and ratio of orders to abandoned orders, is determined sufficient and acceptable to support profitable operations..

Liquidity is a measurement of a company's ability to meet potential cash requirements. Expressions Graphics will have significant liquidity needs to support its introductory program, and may require continued liquidity until the success of its introductory program can be ascertained. The company is dependent upon the proceeds from this offering to meet liquidity needs during implementation and introduction; should our introductory program not achieve expected results, the business will fail and investors will lose their entire investment.

However, the company has extremely low overhead and the cash requirements in the start up phase will largely be variable costs directly related to sales. This float of cash related to sales will more likely limit the rate of growth of the company rather than threaten its continued existence. Also, officers of the company may invest additional cash into the company as needed to continue operations and promote growth; except, potential investors in this Offering should be aware that no officers of the company have entered into any agreement, informal or formal, to invest additional cash.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock,
The following factors may be relevant to the price at which the securities are being offered.

5.   What were net, after-tax earnings for the last fiscal year?
Expressions Graphics, Inc. is a development stage company without meaningful operational history; or net, after-tax earnings for the last fiscal year.

6.   If the Company had profits, show offering price as a multiple of earnings.
Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Expressions Graphics Inc. was incorporated on January 13, 2000; and did not have profits for the last fiscal year.

Expressions Graphics, Inc.

_____

7. **(a)** What is the net tangible book value of the Company? If deficit, shown in parenthesis.)
For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.

Expressions Graphics, Inc. current net tangible book value is $2,358.00 or $0.004 per share. Giving effect to the sale by the Company of all offered shares at the public offering price, the net tangible book value of the Company would be $77,358.00 or $0.037 per share which results in dilution to the new shareholders of $0.013 per share. This dilution is an effect of the initial compensation paid in common stock to the officers of the Company and the costs of formation. Management has set the offering price at the same price per share as that used to convert initial investment and compensation of the officers to shares in the Company.

7. **(b)** State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

Expressions Graphics, Inc. issued 400,000 shares of common stock to Neil Brouillette, the current President, on March 13, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration:
a. 100,000 shares for an initial cash investment of $5,000.00 deposited in the Company's bank account on March 8, 2000.
b. 300,000 shares for compensation during start-up period valued by the board at $15,000.00 which was fully earned at the time of acceptance of the office of President. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenues.

Expressions Graphics, Inc. issued 140,000 shares of common stock to Frank Drechsler, the current Vice President on March 13, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration:
a. 40,000 shares were issued for an initial cash investment of $2,000.00; for payment of the "incorporation" process of the Company paid on January 11, 2000, and a $100.00 bank deposit for company funds applied on February 9, 2000.
b. 100,000 shares for compensation during setup period valued by the board at $5,000.00; which was fully fully earned at the time of acceptance of the office of Vice President. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenues.

Expressions Graphics, Inc. issued 20,000 shares of common stock to Michele Spain, the current Treasurer, on April 12, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration:
20,000 shares for compensation during the startup period valued by the board at $1,000.00, which was fully earned at the acceptance of the office of Treasurer. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenue.

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Expressions Graphics, Inc.

_____

8. **(a)** What percentage of the outstanding shares of the Company will the investors in this offering
have? Assume exercise of outstanding options, warrants or rights and conversion of convertible
securities, if the respective exercise or conversion prices are at or less than the offering price.
(Also assume exercise of any options, warrants or rights and conversions of any convertible
securities in this offering.)   Assuming maximum offering is sold: 72.8 %

    (b) What post-offering value is management implicitly attributing to the entire Company by establishing
the price per security set forth on the cover page (or exercise conversion price if common stock is
not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price
if common stock is not offered.) Assuming maximum offering is sold: $101,000.00

    (For above purposes, assume outstanding options are exercised in determining "shares" if the
exercise prices are at or less than the offering price. All convertible securities, including outstanding
convertible securities, shall be assumed converted and any options, warrants or rights in this offering
shall be assumed exercised.)

    Note: After reviewing the above, potential investors should consider whether or not the offering
price (or exercise or conversion price, if applicable) for the securities is appropriate at the
present stage of the Company's development.

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering (based on the minimum and
maximum offering amounts):

Use of Proceeds	Maximum Offering Amount	Percent
Transfer Agent Fee	$ 1,000.00	1 %
Printing Cost	$ 250.00	1 %
Legal Fees	$ 5,000.00	7 %
Accounting Fees	$ 2,500.00	3 %
Working Capital	$66,250.00	88 %
Total	$75,000.00	100%

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures
are less than projected, the resulting balance will be retained and used for general working capital purposes or
allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures
require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from
the other sources, including, but not limited to, general working capital and/or external financing. The net
proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest
bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market
funds, or similar investments.

Expressions Graphics, Inc.

_____

9 (b). If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

Expressions Graphics, Inc. will use proceeds in the following order of priority:
- (1)   Printing Costs   - In an effort to achieve the maximum offering
- (2)   Transfer Agent   - Necessary to perform the offering
- (3)   Accounting   - Funds in reserve for the preparation and audit of future required filings
- (4)   Legal Fees   - The company prefers to keep debt to a minimum during the startup phase
- (5)   Working Capital - Funded last and applied in a manner best suited to implement the business plan

Working capital is expected to be used in the following manner:
a. Rent and office expense of approximately $500.00 per month of $6,000.00 per year.
b. Additional web site development of approximately $5000.00 for the first stage of product testing, and an additional $5000.00 budgeted for changes and enhancements to be implemented based on test sales and customer response.
c. Inventory of common, ready to ship products is initially expected to be at approximately $5,000.00 to $10,000.00.
d. Production equipment may be purchased to fulfill certain orders. The custom images uploaded to the web site for T-shirts and mugs will likely be produced by Expressions Graphics, Inc. due to the need for close interaction with the web site. The cost of the equipment to produce these types of products should not exceed $5000.00.

The remaining working capital will be used for marketing expenses; printing costs, postage, telephone, advertising through direct mail pieces and other methods depending on market reaction.
Note: The telemarketing campaign will be commission based which will impact profit margin on sales.

No salaries will be paid to officers from this offering nor does Expressions Graphics, Inc. intend to use outside consultants.

This initial offering was intended to be a small offering to provide enough capital to test the concept and develop sales revenue sufficient to support daily operations.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

Expressions Graphics, Inc.

_____

10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Expressions Graphics, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. The company does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of the company or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Expressions Graphics, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the company to make payments. Expressions Graphics, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

Expressions Graphics, Inc.'s basis for not anticipating cash flow problems in the next 12 months include; a current extremely low overhead, no debt and cash sufficient to satisfy current obligations. Potential investors should cautiously evaluate company expectations providing the preceding basis. The Company is dependent on the Offering proceeds to implement its business plans, should the Offering fail to raise sufficient proceeds, the Company's growth could be severely retarded. Dependence on a nominal level of sales could render the company operationally inactive for extended periods of time. This should be carefully considered with realization that no officers of the company have entered into any agreement, informal or formal, to invest additional cash, if needed. If an event or milestone of our business plan is not achieved as scheduled, the company would expect profitability to be delayed. The company does not anticipate any delays or cash flow problems which would expose the company's continued operations or existence.

Expressions Graphics, Inc.

_____

The potential exists for a substantial float of orders, minimum purchases resulting in some retained inventory and possible customer returns or charge backs that could effect cash flow. The company may have to curtail marketing efforts until suitable credit accounts can be established or additional capital can be raised.

12.   Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Expressions Graphics, Inc. currently has extremely low overhead and fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months. Even in the extreme event that no proceeds were received from this Offering, the company has sufficient funds to satisfy expenses for the next 12 months in a predominantly inactive state. Sufficient profits from sales, loans, or other investment would be needed to satisfy the cash requirements of implementing the company's business plans.

The company will seek to raise additional funds as required by the customer reaction to Expression Graphics, Inc. method of bringing its products to market. Growth beyond expected levels could require additional cash, as well as an unforeseen opportunity in the form of a contract with a large client or beneficial acquisition of a profitable subcontractor.

An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Expressions Graphics, Inc. may invest additional cash into the company as needed; however, no officer of the company has entered into any agreement, formal or informal, to invest additional cash.

Expressions Graphics, Inc.

_____

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

	Amount Outstanding	
	As of: June 30, 2000	As Adjusted For Maximum Offering
Debt:		
Short-term debt	$ 0.00	$ 0.00
Long-term debt	$ 0.00	$ 0.00
Total debt	$ 0.00	$ 0.00
Stockholders equity (deficit):		
Preferred stock	$ 0.00	$ 0.00
Common stock, $0.001 par value	$ 560.00	$ 2060.00
Additional paid-in capital	$ 27,440.00	$ 100,940.00
Deficit accumulated in development stage	$ (25,562.00)	$ (25,642.00)
Retained earnings (deficit)	$ 0.00	$ 0.00
Total stockholders equity	$ 2,358.00	$ 77,358.00
Total Capitalization	$ 2,358.00	$ 77,458.00

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 25,000,000
Par or stated value per share, if any:

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

Expressions Graphics, Inc.

_____

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X]   Common Stock
[   ]   Preferred or Preference Stock
[   ]   Notes or Debentures
[   ]   Units of two or more types of securities composed of: _____
[   ]   Other: _____

15. These securities have:

	Yes	No	
		X	Cumulative voting rights
		X	Other special voting rights
		X	Preemptive rights to purchase in new issues of shares
		X	Preference as to dividends or interest
		X	Preference upon liquidation
		X	Other special rights or preferences (specify): _____

16. Are the securities convertible?   [ ] Yes   [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17(a). If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _____
3. Is there a mandatory sinking fund? Describe: _____
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: _____
7. If these securities are subordinated in right of payment of interest or principal,
   explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right
of payment of interest or principal? $_____
How much indebtedness shares in right of payment on an equivalent basis? $_____
How much indebtedness is junior (subordinated) to the securities? $_____

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding
Expressions Graphics, Inc. as securities are not notes or other types of debt securities.

Expressions Graphics, Inc.

_____

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?   [ ] Yes   [ ] No
Are securities callable?   [ ] Yes   [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities are not Preference or Preferred Stock.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Expressions Graphics, Inc. is offering 1,500,000 shares of Common Stock.
Expressions Graphics, Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ 2,358.00 as of June 30, 2000.

Expressions Graphics, Inc.

_____

PLAN OF DISTRIBUTION

21.   The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Expressions Graphics, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Expressions Graphics, or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 17.

Expressions Graphics will offer its securities through its Vice President, Frank Drechsler, and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Drechsler is an associated person of the company as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

> The vice-president is not subject to a statutory disqualification as that term is defined in Section 3(a)39) of the Exchange Act at the time of his participation in the sale of our securities.

> The vice-president will not be compensated for his participation in the sale of company securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

> The vice-president is not an associated person of a broker or dealer at the time of participation in the sale of company securities.

The vice-president will restrict his participation to the following activities:

> Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

> Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

> Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, no broker has been retained by the company for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to the registration statement will be filed.

Expressions Graphics, Inc.

_____

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Expressions Graphics, Inc., or any of its principals.

Expressions Graphics, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Expressions Graphics, Inc., or any of its principals, will <u>not</u> use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made:

Name: Frank Drechsler, Vice President of Expressions Graphics, Inc.
Address: 5300 W. Sahara, Suite 101
             Las Vegas, NV 89146
Telephone: (888) 809-3446

25. If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply. Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

Expressions Graphics, Inc. is not limiting this offering to any special group or number of individuals, nor is the offering subject to any other limitations.

Expressions Graphics, Inc.

_____

26 (a). Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is no minimum proceeds set for this Offering. All funds received in this offering will be deposited directly into the corporate general account.

(b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: __/__/____
Will interest on proceeds during escrow period be paid to investors? [ ] Yes   [X] No

No escrow is required. There is no minimum proceeds set for this Offering.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares issued to officers of Expressions Graphics, Inc. were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.
All shares currently issued were issued to officers of Expressions Graphics and are subject to a minimum one year restriction on resale.

400,000 shares issued to Neil Brouilette, the current President, will be able to be resold, subject to quantity restrictions, on March 14, 2001.

140,000 shares issued to Frank Drechsler, the current Vice President, will be able to be resold, subject to quantity restriction, on March 14, 2001.

20,000 shares issued to Michelle Spain, the current Treasurer, will be able to be resold, subject to quantity restrictions, on April 13, 2001.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Expressions Graphics, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

Expressions Graphics, Inc.

_____

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.   **Chief Executive Officer**   **Title:** PRESIDENT
                                                               Chairman of the Board

Name: Neil Brouillette
Office Street Address: 14260 Garden Road, #B-724   Telephone: (888) 809-3446
                                Poway, California 90064

Neil Brouillette provides the management and operational skills necessary to successfully guide
Expressions Graphics, Inc. through its development stage. While providing necessary interaction
with the other Directors for administrative matters; Mr. Brouillette will focus significantly on the
functioning of the business, using his extensive background and skills to efficiently provide
operational leadership. Mr. Brouillette has successfully owned and operated a custom graphics
printing business, and has also worked as manager and production artist for other commercial
firms. He is skilled in all aspects of business; customer meeting, design, printing, finishing, delivery,
and collection. Experienced in all operational processes; original artwork design, customer supplied
artwork conversion to camera ready, conventional graphic art applications and equipment, screen
printing on a variety of products and substrates, and subject photography.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
HTS Marketing	Production Artist/Manager	March 1997 - Present

Responsibilities: Frequent customer interaction to define requirements, develop
project, and establish schedules. Coordinates vendor interface,
responsible for achieving all shipping and delivery requirements.
Develop production schedules and manage employees to achieve
those schedules.

Let's Go Sportsware	Production Artist	October 1995 - March 1997

Responsibilities: Special projects design and development.
Graphics application, screen printing, and other formats; for example,
design and development of corporate logos, special event brochures.

Education:
Mr. Brouillette holds no formal degrees. Technical credentials include successful completion of the Glenn
Fishback School of Photography and New Horizons Computer Learning.

Also a director of the Company   [X] Yes   [   ] No
Indicate amount of time to be spent on Company matters if less than full time: 40%

Neil Brouillette currently works full time operating a custom sign shop in Southern California. The bulk of
his free time is devoted to the development of Expressions Graphics, Inc. Neil intends to devote his full
attention to Expressions Graphics, Inc. when the company begins to generate profits and can support a
modest salary for his services.

Expressions Graphics, Inc.

_____

30.   **Chief Operating Officer**   Title: VICE PRESIDENT/SECRETARY
                                                        Vice Chairman of the Board

Name: Frank Drechsler   Age: 33
Office Street Address: 5300 W. Sahara, Suite 101   Telephone: (888) 809-3446
                       Las Vegas, Nevada 89146

Frank Drechsler comes to Expressions Graphicswith an e-commerce, sales and marketing background, and has served as President/CEO of an internet retailing company since October 1998. He has held sales and management positions in multi-national corporations. Mr. Drechsler got his start in the apparel and sporting goods at Select Distribution a mid-size apparel firm where he had been directly responsible for international sales of up to $500,000 per month. Mr. Drechsler's experience has provided him an extensive knowledge of national and global markets expanding into the e-commerce market place. Mr. Drechsler has the skills and ability to develop marketing and sales for Expressions Graphics, Inc. and provide significant contribution for the company's future growth.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Pacifictradingpost.com	President/CEO	October 1998 - Present
	Responsibilities: Oversee day to day operations of e-commerce and physical store location, develop new programs to increase sales of skatesurfsnow.com division, investor relations.	
Skatesurfsnow.com	Partner/Founding owner	January 1998 - October 1998
	Responsibilities: Set up business model, accounting, finance, set up e-commerce sales program, coordinate with vendors.	
Consultant/Self employed	Consultant	January 1997 - December 1997
	Responsibilities: Set up sales and marketing program with start up companies to develop and maintain domestic and international distributors and markets, set up international tradeshows, coordinate all pre-booking and shipments.	
Select Distribution	International Sales Manager	May 1995 - December 1996
	Responsibilities: Develop and maintain international distributors, set up international tradeshows, manage staff of three persons, coordinate all pre-booking and shipments.	

Expressions Graphics, Inc.

Chief Operating Officer (continuation)

Employer	Title	Dates of Position
Select Distribution	International Sales Manager	May 1995 - December 1996
Responsibilities:	Develop and maintain international distributors, set up international tradeshows, manage staff of three persons, coordinate all pre-booking and shipments.	
NNR Air Cargo	Assistant Sales Manager	August 1992 - May 1995
Responsibilities:	Manage sales staff of 8 persons, set sales goals, develop new clients, coordinate with international partners for shipments and annual contracts with companies such as Mazda, Printronix, Western Digital, Magner Corporation.	

Education:

Degree	School	Date
Bachelor of Arts International Business	California State University, Fullerton	February 1992

Also a director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 20 %

Frank Drechsler will balance his efforts between Expressions Graphics, Inc. and his current duties at PacificTradingPost.com, an internet retailer of extreme sports equipment.

Expressions Graphics, Inc.

_____

31. **Chief Financial Officer** Title: TREASURER

Name: Michele A. Spain
Office Street Address: 5300 W. Sahara, Suite 101 Telephone: (888) 809-3446
  Las Vegas, Nevada 89146

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
The Boeing Company	Proposal/Project Manager C-17 Military Aircraft Program	1998 - Present
	Responsibilities: Manage, coordinate and prepare technical proposals in response to government Request for Proposals (RFP's).	
Bankers Trust Company	Account Manager Mortgage-backed Securities	1997-1998
	Responsibilities: Manage a multi-million dollar portfolio of mortgage-backed securities and maintain client-trustee relations domestically and abroad.	
McDonnell Douglas	Financial Analyst International Space Station Program	1991-1997
	Responsibilities: Manage and planned cost and schedule performance for internal and external customers using the Earned Value Management System (EVMS)	

Education:

Degrees	Schools	Dates
Master of Business Administration - Business Management	University of Southern California	Spring 2000
Bachelor of Science - Business Administration	University of LaVerne	Spring 1994

Also a director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 10 %

Michele Spain is full time career Aerospace management and finance. Michele's role in Expressions
Graphics, Inc. is purely executive guidance in the areas of management and finance. Michele's role is
not expected to expand beyond that of advisory.

Expressions Graphics, Inc.

_____

32. Other Key Personnel

Expressions Graphics, Inc. is currently in its development stage, and is comprised of the three management and operational employees previously described. During the period of the year 2000, the company intends to increase employment by the addition of at least two individuals; with intent that such new employees will function in the operational and clerical areas of the business. Until such time as these additional employees are acquired, the previously presented individuals (Directors) will adequately perform the managerial and operational tasks of the business; and, as such, the Expressions Graphics, Inc. has no other key personnel to be identified at the time of this filing.

DIRECTORS OF THE COMPANY

33.
Number of Directors: 3
If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the By-Laws of Expressions Graphics, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.
Information concerning outside or other Directors (i.e., those not described above):

Expressions Graphics, Inc. has no other Directors other than those previously described.

35(a).
Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Mr. Neil Brouillette, the current President, has successfully owned and operated a custom graphics screen printing business; T. M. Griffin Screen Printing from 1987 through 1994 in Nashua, N.H. As owner and operator, Mr. Brouillette developed and refined skills in all aspects of the business; customer contact, design, printing, finishing, delivery, and collection. These earlier skills have been continued, complemented and extended by those skills and experience Mr. Brouillette has achieved through employment as manager and production artist with other commercial graphics industry firms (refer to prior section Officers and Key Personnel of the Company, Chief Executive Officer).

Mr. Frank Drechsler, the current Vice President, is a co-founder of a successful internet based retailer of apparel and sports products.

35(b).
If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

No non-compete or non-disclosure agreements exist between the management of Expressions Graphics and any prior or current employer.

Expressions Graphics, Inc.
_____

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Neil Brouillette, the current President, was the owner and responsible for the successful development and operations of a graphics business; T. M. Griffin Screen Printing in Nashua, New Hampshire. Mr. Brouillette started and developed his company in 1987, and successfully managed and operated the business through 1994. He was involved in all aspects of the business: customer contact, design, printing, finishing, and collection. Skills and experience developed and enhanced include; designing original artwork and converting customer supplied art to camera ready artwork; using conventional graphic art applications and equipment, i.e., mechanical paste-up and process camera; screen print on a variety of products and substrates; photographing subjects for a variety of uses including audio cassette tape inserts, brochures and posters.

Frank Drechsler, the current Vice President, founded SkateSurfSnow.com which was acquired by PacificTradingPost.com in October 1998. Mr. Drechsler, acting as President, has been able to stabilize a troubled company faced with high debt, net losses and several litigations. The company is at a break even threshold but requires much more work to achieve profitability. Pacific Trading Post currently occupies a majority of Mr. Drechsler's time.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of Expressions Graphics, Inc. key personnel are consultants or other independent contractors.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Expressions Graphics, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

Expressions Graphics, Inc.

_____

36.   If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of Expressions Graphics, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, Officers, Directors, or key personnel of Expressions Graphics, Inc..

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not those persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, experience and ability of management are often considered the most significant factors in the success of a business.

Expressions Graphics, Inc.

_____

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares: Common Stock   *Note: Class of shares is consistent for all following listed principal owners of the company, i.e., common stock.*

Average Price per Share: $0.05   *Note: Average price per share is consistent for all following listed principal owners of the company, i.e., five cents.*

Neil Brouillette
14260 Garden Road, #B-724   Principal Occupation: Manager/Production Artist
Poway, California 92064   Custom Graphics Industry
Tel: (888) 809-3446

# of shares now held	% of total	# of shares after offering*	% of total *
400,000	71.4	400,000	19.4

* assumes all securities sold

Note: 400,000 shares of common stock were issued at an arbitrary value of $.05 on March 13, 2000, for the following valuable consideration:
100,000 shares for an initial cash investment of $5,000.00
300,000 shares for compensation during start-up period
(reference item 7(b) in the Offering Price Factors section beginning on page 15)

Expressions Graphics, Inc.

_____

Frank Drechsler
5300 W. Sahara, Suite 101   Principal Occupation: Management and Sales
Las Vegas, Nevada 89146   Clothing Apparel Industry
Tel: (888) 809-3446

# of shares now held	% of total	# of shares after offering*	% of total *
140,000	25	140,000	6.8

* assumes all securities sold

Note: 140,000 shares of common stock were issued at an arbitrary value of $.05
        on March 13, 2000, for the following valuable consideration:
        40000 shares for an initial cash investment of $2000.00
        100,000 shares for compensation during start-up period
        (reference item 7(b) in the Offering Price Factors section beginning on page 15)

Michelle Spain
5300 W. Sahara, Suite 101   Principal Occupation: Project Management
Las Vegas, Nevada 89146   Aerospace Industry
Tel: (888) 809-3446

# of shares now held	% of total	# of shares after offering*	% of total *
20,000	3.6	20,000	1

* assumes all securities sold

Note: 20,000 shares of common stock were issued at an arbitrary value of $.05
        on April 12, 2000, for compensation during start-up period
        (reference item 7(b) in the Offering Price Factors section beginning on page 15)

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

_____

38.   Number of shares beneficially owned by Officers and Directors as a group:

The Officers and Directors do not intend to purchase any shares in this offering. The following calculations are made on the assumption that the Officers and Directors will not purchase shares in this offering.

Before offering: 560,000 shares (100% total outstanding)

After offering: a) Assuming minimum securities sold: 560,000 shares (100% of total outstanding)
                (There is no minimum proceeds set for this Offering, assumption is zero sold.)

                b) Assuming maximum securities sold: 560,000 shares (27.2% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39(a). If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Expressions Graphics, Inc. are related by blood or marriage.

39(b). If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Expressions Graphics, Inc. has not, nor proposes to do so in the future, made loans or do business with any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

Neil Brouillette, the current President, owns equipment for the production of certain graphics products. Through Mr. Brouillette, Expressions Graphics, Inc. has some production capacity. If some orders are to be fulfilled using this production capacity, the company will compensate Mr. Brouillette actual cost of materials plus 10% for use of the equipment. No additional compensation will be paid to Mr. Brouillette during the start up period. Should Expressions Graphics wish to acquire the equipment owned by Neil Brouillette, it will be at fair value determined by the disinterested Directors or cost whichever is lower.

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Expressions Graphics, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

_____

40.   (**a**). List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
            (**b**). If remuneration is expected to change or has been unpaid in prior years, explain.
            (**c**). If any employment agreements exist or are contemplated, describe:

            There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or
            employees of Expression Graphics in the event of retirement at normal retirement date pursuant to
            any existing plan provided by Expression Graphics.

            Mr. Neil Bouillette, the current President, was compensated $15,000.00 for services during the start up
            period. Mr. Frank Drechsler, the Vice President, was compensated $5000.00 for services during the start
            up period. Michele Spain, the Treasurer, was compensated $1000.00 for services during the start up period.

            No employment agreements currently exist or are contemplated until the company is profitable.

41(a). Number of shares subject to issuance under presently outstanding stock purchase agreements, stock
            options, warrants or rights: 0 shares. (0% of total shares to be outstanding after completion of the
            offering if all securities sold, assuming exercise of options and conversion of convertible securities).
            Indicate which have been approved by shareholders. ***Not Applicable***
            State expiration dates, exercise prices, and other basic terms for these securities: ***Not A***pplicable

41(b). Number of common shares subject to issuance under existing stock purchase or option plans but not
            yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c). Describe the extent to which future stock purchase agreements, stock options, warrants or rights
            must be approved by shareholders.

            Common stock may be issued from time to time without action by the stockholders. The common stock
            may be issued for such consideration as may be fixed from time to time by the Board of Directors. The
            Board of Directors may issue such shares of common stock in one or more series, with such voting powers
            powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall
            be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the
            Articles of Incorporation and By-Laws of Expressions Graphics, Inc. Holders of the common stock of the
            corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares
            of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors
            may determine from time to time.

42.   If the business is highly dependent on the services of certain key personnel, describe any arrangements
            to assure that these persons will remain with the Company and not compete upon termination.

            Expressions Graphics, Inc. is highly dependent on the availability of services from personnel in specific
            operational assignments. Specific skills required in such assignments are not such that terminated
            personnel will have an advantage as to competition with the company. No specific arrangements
            with any personnel have been made, or are presently contemplated.

Note: After reviewing the above potential investors should consider whether or not the compensation to
          management and other key personnel directly or indirectly, is reasonable in view of the present stage
          of the Company's development.

Expressions Graphics, Inc.

_____

LITIGATION

43.   Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Expressions Graphics, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44.   If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Expressions Graphics, Inc. is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45.   Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Expressions Graphics, Inc. is not aware of any additional or miscellaneous factors, either adverse of or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this Offering Circular.

Expressions Graphics, Inc.

_____

FINANCIAL STATEMENTS

46.   Financial statements, as required for Offering Circular.

CONTENTS

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO JUNE 30, 2000

(Fiscal year end December 31)

Page F-1

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF EXPRESSIONS GRAPHICS, INC.:

We have audited the accompanying balance sheet of Expressions Graphics, Inc. (A Development Stage Company) as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the period from January 13, 2000 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Expressions Graphics, Inc. as of June 30, 2000 and the results of its operations and its cash flows for the period from January 13, 2000 (inception) to June 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter is also discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
September 11, 2000

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
BALANCE SHEET
JUNE 30, 2000

ASSETS
CURRENT ASSETS

Cash and cash equivalents	$ 2,358

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES	$ -

STOCKHOLDERS' EQUITY:

Common stock, $0.001 par value;	
25,000,000 shares authorized;	
560,000 shares issued and outstanding	560
Additional paid-in capital	27,440
Deficit accumulated during the development stage	(25,642)
TOTAL STOCKHOLDERS' EQUITY	2,358
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 2,358**

The accompanying notes are an integral part of the financial statements.

Page F-3

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO JUNE 30, 2000

REVENUE	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	25,642
LOSS BEFORE INCOME TAXES	(25,642)
INCOME TAXES	-
NET LOSS	$ (25,642)
NET LOSS PER COMMON SHARE - basic and diluted	$ (0.05)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - basic and diluted	547,500

The accompanying notes are an integral part of the financial statements.

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO JUNE 30, 2000

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
	Shares	Amount			
Balance, January 13, 2000 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for services					
- on March 13, 2000 at $0.05 per share	400,000	400	19,600	-	20,000
- on April 12, 2000 at $0.05 per share	20,000	20	980	-	1,000
Issuance of common stock for cash					
on March 13, 2000 at $0.05 per share	140,000	140	6,860	-	7,000
Net loss	-	-	-	(25,642)	(25,642)
Balance, April 30, 2000	**560,000**	**$ 560**	**$ 27,440**	**$ (25,642)**	**$ 2,358**

The accompanying notes are integral part of the financial statements.

Page F-5

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO JUNE 30, 2000

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (25,642)
Adjustments to reconcile net loss to net cash used in operating activities	
Shares issued for services rendered	21,000
NET CASH USED IN OPERATING ACTIVITIES	(4,642)
NET CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES:	
Issuance of common stock for cash	7,000
NET CHANGE IN CASH	2,358
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 2,358
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid during the year-	
Interest expense	$ -
Income taxes paid	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period from January 13, 2000 (inception) through June 30, 2000, the Company issued 420,000 shares of its common stock as compensation to its officers during the start-up period. The Company valued the shares at $21,000, which was the fair market value as of the issuance date.

The accompanying notes are an integral part of the financial statements.

Page F-6

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000

NOTE 1 -   DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Expressions Graphics, Inc. (the "Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on January 13, 2000. Management has established the Company's accounting year-end to be December 31. The Company is an e-commerce business that provides a multitude of graphic design services, such as design of corporate logos, storefront signage and letterhead design, to small businesses and professionals primarily in Southern California.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset and liability amounts that might be necessary should the Company be unable to continue in existence.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

- Management intends to raise up to $75,000 from an SB-1 offering to fund the Company.

- Management expects that the Company will need approximately $30,000 over the next twelve months to sustain operations. In six to eight months, management projects to generate between $30,000 to $40,000 per month in revenues from customers derived from word-of-mouth and repeat business. In addition, the Company is intending on advertising on the internet. It is management's intent to expand its customer base nationally through e-commerce.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000

NOTE 1 -   DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
            (Continued)

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk
From time to time the Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

Comprehensive Income
SFAS No. 131, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of June 30, 2000, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of Comprehensive Income in the accompanying financial statements.

Loss Per Share
The Company presents loss per share in accordance with SFAS No. 128, "Loss Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of Basic LPS is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted LPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of June 30, 2000, the Company has no potentially dilutive common shares outstanding.

Income Taxes
The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000

NOTE 2 -   COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases office space under a non-cancelable operating lease that expires in April 2001. Lease expense for the period from January 13, 2000 (inception) to June 30, 2000 was approximately $400.

Future minimum lease payments under operating leases with an initial or remaining terms of one year or more are as follows:

Year Ending December 31,

2000	$ 2,700
2001	1,400
Total	$ 4,100

NOTE 3 -   STOCKHOLDERS' EQUITY

Common Stock
During the period from January 13, 2000 (inception) to June 30, 2000, the Company had the following common stock transactions:

- Issued 140,000 shares of its common stock for $7,000.

- Issued 420,000 shares of its common stock as compensation to its officers for the six-month start-up period. The Company valued the shares at $21,000, which was the fair market value as of the issuance date.

Page F-9

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000

NOTE 4 -   INCOME TAXES

The components of the provision for income taxes for the period from January 13, 2000 (inception) to June 30, 2000 are as follows:

Current Tax Expense	
U.S. Federal	$ -
State and local	-
Total Current	-
Deferred Tax Expense	
U.S. Federal	-
State and local	-
Total Deferred	-
Total Tax Provision (Benefit)	$ -

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows for the period from January 13, 2000 (inception) to June 30, 2000:

Federal Income Tax Rate	34.0%
Effect of Valuation Allowance	(34.0)%
Effective Income Tax Rate	0.0%

At June 30, 2000, the Company had net carryforward losses of approximately $1,500. Because of the current uncertainty of realizing the benefits of the tax carryforward, valuation allowances equal to the tax benefits for deferred taxes have been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows as of June 30, 2000:

Deferred Tax Assets	
Loss Carryforwards	$ 1,500
Less: Valuation Allowance	1,500
Net Deferred Tax Assets	$ -

Net operating loss carryforwards expire starting in 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47.   If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

This current loss is a result of the initial compensation paid to the officers of the Company and the costs of formation. Expressions Graphics in newly formed and has not begun to sell its products. The company is preparing to sell a marquee banner system and traditional vinyl banners. Management expects that the sales of these basic products will provide sufficient revenue for profitable operations.

No proceeds are required from this offering to establish some sales of the products currently available to the company. The proceeds from the offering are intended accelerate the implementation and expansion of the business plan. Those funds raised beyond the estimated $8,750 in costs associated with the offering will provide additional working capital giving the company the ability to more aggressively develop and market its products.

Due to low overhead costs, the company believes that the introduction of the first products will provide a revenue stream sufficient to support the company as a going concern.

48.   Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Expressions Graphics, Inc. is newly formed and has not had a prior fiscal year.

49.   If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%
What is anticipated gross margin for next year of operations? _____%
If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Expressions Graphics, Inc. is newly formed and has not had a prior fiscal year.

50.   Foreign sales as a percent of total sales for last fiscal year:____%
Domestic government sales as a percent of total domestic sales for last fiscal year:____%
Explain the nature of these sales, including any anticipated changes:

Expressions Graphics, Inc. is newly formed and has not had a prior fiscal year.

SIGNIFICANT PARTIES

Name	Business Address	Residential Address
DIRECTORS		
Neal Brouillette	14260 Garden Road, #B-724 Poway, California 92064 (888) 809-3446	13625 Acton Avenue Poway, California, 92064 (858) 748-6879
Frank Drechsler	5300 W. Sahara, Suite 101 Las Vegas, Nevada 89146 (888) 809-3446	On file and available on request (714) 404-7278
Michele A. Spain	5300 W. Sahara, Suite 101 Las Vegas, Nevada 89146 (888) 809-3446	On file and available on request

COUNSEL

Jeffrey H. Mackay
Attorney-at-Law

4855 Voltaire Street
San Diego, California 92107
(619) 758-1973

UNDERWRITERS

Should Expressions Graphics, Inc. seek the services of a broker-dealer in connection with this offering, the company will amend this registration statement by post-effective amendment.

A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Expressions Graphics, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Expressions Graphics, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Expressions Graphics, Inc.

SELLING SECURITY HOLDERS

No security holders of Expressions Graphics, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Expressions Graphics, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Expressions Graphics, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned (or declined to stand for re-election) or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Expressions Graphics, Inc..

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Expressions Graphics, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limit such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to Expressions Graphics or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Nevada Corporate Code, or any Nevada State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Expression Graphics will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of Expressions Graphics, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Expressions Graphics, Inc..

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000.00	1 %
Printing Cost	$ 250.00	1 %
Legal Fees	$ 5,000.00	7 %
Accounting Fees	$ 2,500.00	3 %
Total	$ 8,750.00	12%

*Percent - Indicates percentage of proceeds from Offering used, assuming maximum subscriptions.

No securities are being registered for sale by security holders.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1.   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      a.   Include any prospectus required by section 10(a)(3) of the Securities Act;

      b.   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      c.   Include any additional or changed material information on the plan of distribution.

2.   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.   In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

All presently outstanding shares were issued to officers of the Company were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

400,000 shares issued to Neil Brouilette, the current President.

140,000 shares issued to Frank Drechsler, the current Vice President.

20,000 shares issued to Michelle Spain, the current Treasurer.

There are no other outstanding shares.

INDEX TO EXHIBITS

DESCRIPTION OF EXHIBITS

(3)	(i) Charter	Corporate Charter of Expressions Graphics, Inc. and Articles of Incorporation of Expressions Graphics, Inc., a Nevada corporation, as filed January 13, 2000.
	(ii) By-Laws	By-Laws of Expressions Graphics, Inc. as filed January 13, 2000.
(4)	Instruments defining the rights of security holders	Included by reference, that portion(s) of Articles of Incorporation and By-Laws stating specified security holders rights.
(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.
(23)	Consents	
	(i) Consent of Accountant (ii) Consent of Attorney	The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(27)	Financial Data Schedule	Financial content for recent fiscal year or interim period as required and generated for electronic filers.
(99)	Subscription Agreement	Subscription Form to be used on conjunction with the purchase of securities in this offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of __Poway __; State of ____California ___;

on __October 23, 2000.

REGISTRANT: Expressions Graphics, Inc.

By: ____/S/ Neil Brouillette, President_____
(Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) ___/S/ Neil Brouillette_____ (Title) _President_____ (Date) __October 23, 2000 _

(Signature) ___/S/ Frank Dreschler_____ (Title) _Vice President_____ (Date) __ October 23, 2000

(Signature) ___/S/ Michele Spain_____(Title) _Chief Financial Officer___ (Date) __ October 23, 2000 _